Exhibit 3.1
AMENDMENT NO. 1
TO
THE AMENDED AND RESTATED BYLAWS
OF
DIGIRAD CORPORATION

The Amended and Restated Bylaws (the “Bylaws”) of Digirad Corporation (the “Corporation”) are hereby amended by deleting Article III, Section 13 thereof in its entirety and inserting in lieu thereof the following:
Section 13. Removal. Subject to any limitations imposed by law, any Director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of Directors.

April 5, 2017

/s/ Jeffry R. Keyes
Jeffry R. Keyes Chief Financial Officer and Corporate Secretary